SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  October 2004

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

October 5, 2004 News Release

The Registrant is pleased to announce that it has entered into a strategic alliance with Silver Standard Resources Inc. (“Silver Standard”) to jointly pursue silver opportunities in China.

Under the terms, Silver Standard will invest C$2,000,000 in Minco Silver to acquire a 20% interest in the new venture. Silver Standard will have preferential purchase rights to participate in future financing of Minco Silver in order to increase its interest up to 30% in Minco Silver.

The board of directors will comprise five members: two directors nominated by Minco, one by Silver Standard and two independent directors. Mr. William Meyer and Dr. Ken Cai will be the initial Minco appointees, and Mr. Robert Quartermain will represent Silver Standard.

Currently Minco Silver has the right to earn 70% of the equity interest in the Fuwan Silver project, Guangdong, China. Fuwan Silver has an inferred resource of approximately 160 million ounces of silver in situ, grading 250-270 grams per tonne silver (approx. 7.9 ounces of silver per ton).

Silver Standard Resources Inc. is a well-financed silver resource company with core projects in North and South America and Australia.  The company currently has  scoping, prefeasibility and feasibility studies underway on these core projects.

Minco is a TSX-listed company focusing on exploration and development of advanced stage gold, silver and base metals projects in China.

2.

October 6, 2004 News Release

The Registrant is pleased to announce that it’s subsidiary, Minco Silver Corporation (“MSC”) will undertake a non-brokered private placement of 6 million special warrants at $0.50 each for gross proceeds of Cdn$3 million. Four million special warrants have been placed with Silver Standard Resources Inc.  Each special warrant will entitle the holder, upon the exercise or deemed exercise thereof without payment of any additional consideration, to receive one (1) common share of MSC.

Currently, Minco holds 14 million common shares of MSC. Minco plans to dividend a significant proportion of its holdings in MSC to its shareholders at an appropriate time after the public listing. In addition, the Minco board has approved the setting aside of one million shares of MSC from Minco’s holdings as options to Minco’s directors, employees and consultants in Canada and China. Upon the completion of a prospectus qualifying the special warrants, MSC will have 20 million common shares issued and outstanding.

3.

October 12, 2004 News Release

The Registrant is pleased to report on its various Chinese properties.

Changkeng Gold, Guangdong Province

Further to the framework joint venture agreement signed in May 2004, the Company is close to finalizing the definitive joint venture contract (the “JVC”) on the property. The next step will be to obtain the business licences and to transfer the exploration permit of Changkeng property to the joint venture. The exploration permit, valid to September 2004, is in the process of renewal with the application submitted by the 757 Exploration Team of the Guangdong Geological Exploration Bureau, in September 2004.  The joint venture partner, the Guangdong Geological Exploration and Development Corp. is also a subsidiary of the Guangdong Geological Exploration Bureau.

Pursuant to the JVC, a Sino-foreign joint venture company will be formed for the project. The joint venture company will pay approx. C$5.5 million to acquire 100% property rights from the current vendor. The rest of the funds will be used for exploration, feasibility study and mine development. Minco has rights to earn 51% equity interest in the joint venture by contributing approx. C$8.5 million, or 51% of the total investment.

The 9-hole Phase I drilling program has been completed on the property. Assay results have been released on five drill holes, while fire assay results are awaited for the balance of four drill holes.

Fuwan Silver, Guangdong Province

Further to the framework joint venture agreement signed in May 2004, the Company has signed the definitive joint venture contract (the “JVC”) on the property. Obtaining the business licences and transferring exploration permit of Fuwan property to the joint venture will follow shortly. The exploration permit is valid to September 2005 and subject to further renewal.

Pursuant to the JVC, a Sino-foreign joint venture company will be formed for the project, with total investment of approx. C$5 million to be made by the partners on pro-rata basis over 3.5 years from the date of granting of the business licence.   Minco plans to start the drilling programs shortly after the exploration permits have been transferred to the joint venture.

Anba Gold project, Gansu Province

Gansu Keyin Mining Co. Ltd, (Keyin), Minco’s White Silver Mountain joint venture company, signed a joint venture agreement in principle in October 2003.  Keyin will earn 40% interest in the joint venture through investment of approx. C$4 million over 5 years. The exploration permit is expected to be transferred into the joint venture company once the definitive joint venture contract has been signed and all requisite approvals have been obtained.

Minco plans to start the drilling programs shortly after the exploration permit has been transferred.

Three Gold Properties on the Yangshan Extension, Gansu Province

Minco signed the definitive joint venture contract in March 2004. The Company is in the process of obtaining the required government approval, including business licence and transfer of the exploration permits on the three gold properties.  Minco has the right to earn 75% equity interest in three properties close to the Anba project, by funding the properties to the feasibility stage.

The Phase 1 exploration program on the three constituent properties has been completed.

BYC joint venture, Inner Mongolia

Minco has obtained approvals to establish the joint venture and has received the business licence. The Company is at the final stage of transferring the exploration permits to the joint venture company. Minco has right to earn 75% interest in the joint venture by contributing approx. C$2.4 million over 4 years. Through a farm-in agreement between Minco and New Cantech Ventures Inc. signed in November 2003, the latter can earn 51% interest in the BYC project by spending C$2.4 million over 3 years.

Geological mapping and trench sampling have been completed over the property. Several drill targets have been identified, which lead to current 5-hole drill program. Three drill holes have been completed and fire assay results are awaited.  New Cantech is funding 100% of the exploration programs.

Gobi Gold and White Silver Mountain

Minco has earned a 54% interest in the fully licensed joint venture company for the Gobi project by spending approx. C$1.4 million, and can earn up to 75% interest with a total contribution of approx. C$2.8 million. Minco has earned 61% equity interest in the fully licensed joint venture by spending approx. C$3.7 million. Minco can earn up to 80% through a total expenditure of approx. C$6.3 million.

4.

October 18, 2004 News Release

The Registrant is pleased to announce that it has  closed the first tranche of a brokered financing led by Paradigm Capital Inc. and Osprey Capital Partners (the “Agents”) for C$2.5 million, as well as a non-brokered portion for C$1.5 million.  The total offering is for an aggregate total of 3,571,428 Units of the Company at a price of C$1.40 per Unit for total proceeds of C$5 million.   The first tranche of 2,850,428 units closed on October 14, 2004.

Each Unit is comprised of one common share (“Common Share”) of the Company plus one-half of one common share purchase warrant (“Warrant”).  Each whole Warrant is exercisable by the holder at any time for a period of twenty four (24) months from the date of Closing to acquire one Common Share at a price of C$1.70.  In addition, the Agents received brokers options to purchase a total of 177,900 common shares at a price of $1.40 for a period of 18 months.

The net proceeds from the Offering will be used for funding exploration and development activities on the Company’s mineral properties in the People’s Republic of China, the acquisition of further mineral properties and for general corporate purposes.

5.

October 20, 2004 News Release

The Registrant is pleased to announce that it has  closed the final tranche of a brokered financing led by Paradigm Capital Inc. and Osprey Capital Partners (the “Agents”) for C$1 million.  The total offering is for an aggregate total of 3,571,428 Units of the Company at a price of C$1.40 per Unit for total proceeds of C$5 million.

Each Unit is comprised of one common share (“Common Share”) of the Company plus one-half of one common share purchase warrant (“Warrant”).  Each whole Warrant is exercisable by the holder at any time for a period of twenty four (24) months from the date of Closing to acquire one Common Share at a price of C$1.70.  In addition, the Agents received brokers options to purchase a total of 72,100 common shares at a price of $1.40 for a period of 18 months.

6.

October 29, 2004 News Release

The Registrant is pleased to announce the appointment of Tim Richardson as Director of Corporate Development. Mr. Richardson has been involved with public companies since 1992 as President of Pinnacle Consulting. He has worked in the areas of: corporate strategy and development and investor relations. Miranda Berukoff Zwaag is also being appointed as Manager of Investor Relations. Ms. Berukoff Zwaag has 10 years of experience in the public company sector. She has held various positions within public company including Investor Relations and Corporate Finance.

The Registrant currently has 34,556,397 issued and outstanding common shares.

A copy of the Registrant's news releases dated  October 5, 6, 12, 18, 20 and 29, 2004 are attached.

2.

Exhibits

2.1

News Release dated October 5, 2004

2.2

News Release dated October 6, 2004

2.3

News Release dated October 12, 2004

2.4

News Release dated October 18, 2004

2.5

News Release dated October 20, 2004

2.6

News Release dated October 29, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    November 4, 2004

William Meyer

Director and Chairman

Exhibit 2.1

TSX: MMM

For Immediate Release

October 5, 2004

MINCO AND SILVER STANDARD ANNOUNCE STRATEGIC ALLIANCE

 ON SILVER IN CHINA

Minco Mining & Metals Corporation (Minco) and Silver Standard Resources Inc. (Silver Standard) are pleased to announce that they have entered into a strategic alliance to jointly pursue silver opportunities in China. As recently announced, Minco has created a wholly owned subsidiary, Minco Silver Corporation (Minco Silver) to acquire silver projects in China.

Under terms of the strategic alliance, Silver Standard will invest C$2,000,000 in Minco Silver to acquire a 20% interest in the new venture. Silver Standard will have preferential purchase rights to participate in future financing of Minco Silver in order to increase its interest up to 30% in Minco Silver. As part of the strategic alliance, Minco Silver will be the exclusive entity for both Minco and Silver Standard to pursue silver projects in China.

The board of directors of Minco Silver will comprise five members: two directors nominated by Minco, one by Silver Standard and two independent directors. Mr. William Meyer and Dr. Ken Cai will be the initial Minco appointees, and Mr. Robert Quartermain will represent Silver Standard.

Minco has evaluated many silver projects in China over the past two years and has assembled a large silver database.  Currently Minco Silver has the right to earn 70% of the equity interest in the Fuwan Silver project, Guangdong, China. Fuwan Silver has an inferred resource of approximately 160 million ounces of silver in situ, grading 250-270 grams per tonne silver (approx. 7.9 ounces of silver per ton). The shallow dipping deposit is still open to the south west, south and south east.

Silver Standard Resources Inc. is a well-financed silver resource company with core projects in North and South America and Australia.  The company currently has  scoping, prefeasibility and feasibility studies underway on these core projects.  Silver Standard currently has US$36.9 million in cash, 1.95 million ounces of silver bullion currently valued at US$13.3 million and marketable securities currently valued at US$4.3 million.  The company continues to seek resource base growth through acquisitions and exploration of its own projects.

Minco is a TSX-listed company focusing on exploration and development of advanced stage gold, silver and base metals projects in China. Minco has continuously been active in China over the past 10 years under the leadership, of Dr. Ken Cai, a Chinese Canadian with a Ph.D. in Mineral Economics from Queens University in Canada. Minco is a leading foreign company in China with extensive contacts, large geological database, and strong operating expertise. Currently, Minco has a large portfolio of high quality gold, silver, and base metals projects. Teck Cominco is one of Minco’s largest shareholders.

Mr. Robert Quartermain, president of Silver Standard adds: “The investment in Minco Silver by Silver Standard provides Silver Standard with exposure in an area where it is not already working, and brings the expertise of Dr. Cai and his resources to the benefit of Minco Silver and Silver Standard shareholders.

“The Chinese economy has grown at an astonishing pace over the past 10 years, with annual silver consumption increasing from 24 million oz to 47 million oz. China appears to have an insatiable demand for all metals and we strongly believe that there will be continued growth in silver consumption. We are very pleased to participate in the Minco Silver strategic alliance in a country that has large silver resource potential with an increasing domestic silver demand.”

Dr. Ken Cai, president and C.E.O. of Minco, comments: “This strategic alliance between Silver Standard and Minco is a very exciting move which will benefit both shareholder groups. A well-funded Minco Silver can move forward with the Fuwan silver project and with the acquisition of other high quality Chinese silver projects. By combining the expertise of the two companies, I am very confident that we will build Minco Silver into a significant pure silver company focused in China.”

For further information, please contact Ken Cai at Minco at 1-888-288-8288 or (604) 688-8002

  info@mincomining.ca  www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

Exhibit 2.2

TSX: MMM

For Immediate Release

October 6, 2004

MINCO SILVER ANNOUNCES CDN$3 MILLION FINANCING

Minco Mining & Metals Corporation (Minco) is pleased to announce that it’s subsidiary,

Minco Silver Corporation (“MSC”) will undertake a non-brokered private placement of 6 million special warrants at $0.50 each for gross proceeds of Cdn$3 million. Four million special warrants have been placed with Minco’s strategic partner; Silver Standard Resources Inc. The other two million special warrants will be issued in accordance with the Public Distribution Policy of the TSX Manual. Each special warrant will entitle the holder, upon the exercise or deemed exercise thereof without payment of any additional consideration, to receive one (1) common share of MSC.

As previously announced (see news release of September 20, 2004) Minco Silver will undertake a listing on The Toronto Stock Exchange, as soon as the financing closes.

Currently, Minco holds 14 million common shares of MSC. Minco plans to dividend a significant proportion of its holdings in MSC to its shareholders at an appropriate time after the public listing. In addition, the Minco board has approved the setting aside of one million shares of MSC from Minco’s holdings as options to Minco’s directors, employees and consultants in Canada and China. Those options will be granted at the same price as the proposed private placement (Cdn$0.50 each). Upon the completion of a prospectus qualifying the special warrants, MSC will have 20 million common shares issued and outstanding.

For further information, please contact Ken Cai at Minco at 1-888-288-8288 or (604) 688-8002

  info@mincomining.ca  www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

Exhibit 2.3

TSX: MMM

For Immediate Release

October 12, 2004

MINCO CORPORATE UPDATE

Minco Mining & Metals Corporation (“Minco”) (TSX: “MMM”) is pleased to provide a progress report on its various Chinese properties.

Changkeng Gold, Guangdong Province

Further to the framework joint venture agreement signed in May 2004 (May 17, 2004 News Release), the Company is close to finalizing the definitive joint venture contract (the “JVC”) on the property. The next step will be to obtain the business licences and to transfer the exploration permit of Changkeng property to the joint venture. The exploration permit, valid to September 2004, is in the process of renewal with the application submitted by the 757 Exploration Team of the Guangdong Geological Exploration Bureau, in September 2004.  The joint venture partner, the Guangdong Geological Exploration and Development Corp. is also a subsidiary of the Guangdong Geological Exploration Bureau.

Pursuant to the JVC, a Sino-foreign joint venture company will be formed for the project, with total investment of approx. C$16.6 million to be made by the partners on a pro-rata basis over 3.5 years from the date of granting of the business licence. The joint venture company will pay approx. C$5.5 million to acquire 100% property rights from the current vendor. The rest of the funds will be used for exploration, feasibility study and mine development on the Changkeng property. Minco has rights to earn 51% equity interest in the joint venture by contributing approx. C$8.5 million, or 51% of the total investment.

The 9-hole Phase I drilling program has been completed on the property. Assay results have been released on five drill holes, while fire assay results are awaited for the balance of four drill holes.

Fuwan Silver, Guangdong Province

Further to the framework joint venture agreement signed in May 2004 (May 26, 2004 News Release), the Company has signed the definitive joint venture contract (the “JVC”) on the property. Obtaining the business licences and transferring exploration permit of Fuwan property to the joint venture will follow shortly. The exploration permit is valid to September 2005 and subject to further renewal.

Pursuant to the JVC, a Sino-foreign joint venture company will be formed for the project, with total investment of approx. C$5 million to be made by the partners on pro-rata basis over 3.5 years from the date of granting of the business licence. The joint venture company will pay approx. C$1.9 million to acquire 100% property rights from the current vendor. The balance of the funds will be used for further exploration on the Fuwan property. Minco has rights to earn 70% equity interest in the joint venture by contributing approx. C$3.5 million, or 70% of the total investment.

Minco plans to start the drilling programs shortly after the exploration permits have been transferred to the joint venture.

Anba Gold project, Gansu Province

Gansu Keyin Mining Co. Ltd, (Keyin), Minco’s White Silver Mountain joint venture company, signed a joint venture agreement in principle in October 2003 on the 3 million oz Anba gold property (November 5, 2003 News Release). Keyin will earn 40% interest in the joint venture through investment of approx. C$4 million over 5 years. The exploration permit, valid until June 2006, is expected to be transferred into the joint venture company once the definitive joint venture contract has been signed and all requisite approvals have been obtained.

Minco plans to start the drilling programs shortly after the exploration permit has been transferred to the joint venture company.

Three Gold Properties on the Yangshan Extension, Gansu Province

Minco signed the definitive joint venture contract in March 2004 (March 29, 2004, News Release). The Company is in the process of obtaining the required government approval, including business licence and transfer of the exploration permits on the three gold properties.  Minco has the right to earn 75% equity interest in three properties close to the Anba project, by funding the properties to the feasibility stage. Total initial investment in the joint venture is approx. C$1.7 million, with 75% to be contributed by Minco (approx. C$1.25 million).

The Phase 1 exploration program on the three constituent properties has been completed, including surveying, geological mapping, trenching and sampling. The results are pending. Phase II program will be started shortly.

BYC joint venture, Inner Mongolia

Minco has obtained required approvals to establish the joint venture and has received the business licence. The Company is at the final stage of transferring the exploration permits to the joint venture company. Minco has right to earn 75% interest in the joint venture by contributing approx. C$2.4 million over 4 years. Through a farm-in agreement between Minco and New Cantech Ventures Inc. signed in November 2003, the latter can earn 51% interest in the BYC project by spending C$2.4 million over 3 years.

Detailed geological mapping and trench sampling have been completed over the property September 14, 2004 News Release). Several drill targets have been identified, which lead to current 5-hole drill program. Three drill holes have been completed and fire assay results are awaited.  New Cantech is funding 100% of the exploration programs.

Gobi Gold and White Silver Mountain

Minco has earned a 54% interest in the fully licensed joint venture company for the Gobi project by spending approx. C$1.4 million, and can earn up to 75% interest with a total contribution of approx. C$2.8 million. On the White Silver Mountain volcanogenic massive sulphide joint venture, Minco has earned 61% equity interest in the fully licensed joint venture by spending approx. C$3.7 million. Minco can earn up to 80% through a total expenditure of approx. C$6.3 million. Work will resume on both promising projects when priorities permit.

This news release has been reviewed and approved for release by William Meyer, P.Eng., Chairman of the board, and designated Qualified Person.

For further information, please contact Ken Cai at Minco at 1-888-288-8288 or (604) 688-8002

  info@mincomining.ca  www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

Exhibit 2.4

TSX: MMM

For Immediate Release:

October 18, 2004

NOT FOR DISTRIBUTION TO U.S. NEWSWIRES OR FOR DISSEMINATION IN THE UNITED STATES

MINCO CLOSES FIRST TRANCHE OF FINANCING

Minco Mining & Metals Corporation  (“Minco” or the “Company”) is pleased to announce that it has  closed the first tranche of a brokered financing led by Paradigm Capital Inc. and Osprey Capital Partners (the “Agents”) for C$2.5 million, as well as a non-brokered portion for C$1.5 million.  The total offering is for an aggregate total of 3,571,428 Units of the Company at a price of C$1.40 per Unit for total proceeds of C$5 million.   The first tranche of 2,850,428 units closed on October 14, 2004.  It is expected that the balance of the financing will be closed on or about October 18, 2004.

Each Unit is comprised of one common share (“Common Share”) of the Company plus one-half of one common share purchase warrant (“Warrant”).  Each whole Warrant is exercisable by the holder at any time for a period of twenty four (24) months from the date of Closing to acquire one Common Share at a price of C$1.70.  In addition, in respect of the closing of the first tranche, the Agents received brokers options to purchase a total of 177,900 common shares at a price of $1.40 for a period of 18 months.

The net proceeds from the Offering will be used for funding exploration and development activities on the Company’s mineral properties in the People’s Republic of China, the acquisition of further mineral properties and for general corporate purposes.

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (TSX:MMM).  The Company has gold and exploration properties in China.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board.

For further information, please contact William Meyer or Ken Cai at Minco at

1-888-288-8288 or (604) 688-8002     info@mincomining.ca

www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

Exhibit 2.5

TSX: MMM

For Immediate Release:

October 20, 2004

NOT FOR DISTRIBUTION TO U.S. NEWSWIRES OR FOR DISSEMINATION IN THE UNITED STATES

MINCO CLOSES FINAL TRANCHE OF FINANCING

Minco Mining & Metals Corporation  (“Minco” or the “Company”) is pleased to announce that it has  closed the final tranche of a brokered financing led by Paradigm Capital Inc. and Osprey Capital Partners (the “Agents”) for C$1 million.  The total offering is for an aggregate total of 3,571,428 Units of the Company at a price of C$1.40 per Unit for total proceeds of C$5 million.   The first tranche of 2,850,428 units closed on October 14, 2004.

Each Unit is comprised of one common share (“Common Share”) of the Company plus one-half of one common share purchase warrant (“Warrant”).  Each whole Warrant is exercisable by the holder at any time for a period of twenty four (24) months from the date of Closing to acquire one Common Share at a price of C$1.70.  In addition, in respect of this closing, the Agents received brokers options to purchase a total of 72,100 common shares at a price of $1.40 for a period of 18 months.

The net proceeds from the Offering will be used for funding exploration and development activities on the Company’s mineral properties in the People’s Republic of China, the acquisition of further mineral properties and for general corporate purposes.

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (TSX:MMM).  The Company has gold and exploration properties in China.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board.

For further information, please contact William Meyer or Ken Cai at Minco at

1-888-288-8288 or (604) 688-8002     info@mincomining.ca

www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

Exhibit 2.6

TSX: MMM

For Immediate Release:

October 29, 2004

NEWS RELEASE

Minco appoints new Director of Corporate Development and Investor Relations Manager

For Immediate Release

Minco Mining and Metals Corporation (“Minco”) (TSX: “MMM”) is pleased to announce the appointment of Tim Richardson as Director of Corporate Development. Mr. Richardson has been involved with public companies since 1992 as President of Pinnacle Consulting. He has worked in the areas of: corporate strategy and development and investor relations. Miranda Berukoff Zwaag is also being appointed as Manager of Investor Relations. Ms. Berukoff Zwaag has 10 years of experience in the public company sector. She has held various positions within public company including Investor Relations and Corporate Finance.  William Meyer P.Eng., Chairman of the board comments: They will be a valuable asset in the area of finance and investor relations in the company’s next phase of growth.

For further information, please contact Miranda Berukoff Zwaag at Minco at 1-888-288-8288 or (604) 688-8002

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board.

For further information, please contact Miranda Berukoff Zwaag at Minco at 1-888-288-8288 or (604) 688-8002

 info@mincomining.ca      www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.